

June 17, 2011

Via E-Mail
Qingtao Xing
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza, No. 2 North Longkun Road
Haikou, Hainan Province, China 570125

> **Re: Shiner International, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 2, 2011**
> **File No. 333-172455**

Dear Mr. Xing:

    We have reviewed your registration statement and response letter dated June 2, 2011 and have the following comments.

<p align="center">Amendment No. 3 to Form S-1</p>

Security Ownership of Certain Beneficial Owners and Management, page 7

1. Because the 521,664 warrants and 60,000 shares underlying options are currently exercisable, the statement that at the close of business on April 29, 2011, you had 27,941,491 shares of common stock outstanding is incorrect. Please revise. Refer to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

<p align="center">Form 10-K/A for the Fiscal Year Ended December 31, 2010</p>

Consolidated Financial Statements, page 53

Note 6 – Stockholders' Equity, page F-14

2. We note your response to comment 6 of our letter dated May 20, 2011 and the revision to your note. Please tell us and disclose the material provisions of the warrants (i.e., settlement, contingency, anti-dilution provisions) and clarify for us your response that the warrants meet the eight criteria for equity accounting and are considered indexed to its own stock.

Note 13 – Segment Information, page F-19

3. We note your response to comment 7 of our letter dated May 20, 2011. In addition, we note from your previous response that your CODM reviews financial information

containing revenue, costs of goods sold and gross margin for each segment and product. In this regard, please provide us an analysis which demonstrates how each of your tobacco film, coasted film and color printing product operating segments have similar economic characteristics as provided in FASB ASC 280-10-50-11.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Via E-Mail
       Jacquelyn A. Hart, Esq.
       Stevens & Lee, P.C.
       111 N. Sixth Street
       Reading, PA 19603